UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Hovnanian Enterprises, Inc.

(Name of Issuer)

Class A Common Stock, $.01 par value per share

(Title of Class of Securities)

442487203

(CUSIP Number)

Peter S. Reinhart

110 West Front Street

P.O. Box 500

Red Bank, New Jersey 07701

(732) 747-7800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 442487203

1	NAME OF REPORTING PERSON Sirwart Hovnanian
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,521,405
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,521,405
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,521,405
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 5 (this “Amendment”) amends and supplements the statement on Schedule 13D filed by Kevork S. Hovnanian, the Kevork S. Hovnanian Family Limited Partnership, Sirwart Hovnanian and Peter S. Reinhart, as trustee of the Sirwart Hovnanian 1994 Marital Trust (the “Marital Trust”), with the Securities and Exchange Commission on November 24, 1992, as amended by Amendment No. 1 to the Schedule 13D filed on March 31, 1995, Amendment No. 2 to the Schedule 13D filed on December 9, 2008, Amendment No. 3 to the Schedule 13D filed on October 26, 2009 and Amendment No. 4 to the Schedule 13D filed by Sirwart Hovnanian on February 24, 2016 (as so amended, the “Schedule 13D”). This Amendment is being filed by Sirwart Hovnanian with respect to changes in her beneficial ownership. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by adding the following at the end thereof:

On December 23, 2016, the executors of the Estate of Kevork S. Hovnanian, in their capacity as executors, distributed 1,705,259 shares of Class A Common Stock to Sirwart Hovnanian.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following immediately prior to the last paragraph thereof:

On December 23, 2016, the Executors, in their capacity as executors, distributed 1,705,259 shares of Class A Common Stock to Sirwart Hovnanian.

Item 5. Interests in Securities of the Issuer

Section 2 of Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

2. Sirwart Hovnanian

(a) Sirwart Hovnanian beneficially owns 3,521,405 shares of Class A Common Stock, including 469,359 shares of Class A Common Stock held in a grantor retained annuity trust of which Sirwart Hovnanian is the sole trustee and annuitant. The shares beneficially owned represent approximately 2.7% of the shares of Class A Common Stock, based upon 132,046,012 shares of Class A Common Stock outstanding as of December 14, 2016, based on the Form 10-K filed by the Issuer on December 20, 2016. Such beneficial ownership represents approximately 1.2% of the combined voting power of the Class A Common Stock and Class B Common Stock.

(b) Sirwart Hovnanian has sole power to vote or to direct the vote and to dispose or direct the disposition of 3,521,405 shares of Class A Common Stock beneficially owned by her.

Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

During the period beginning 60 days prior to December 23, 2016 through the date hereof, except as described in this Schedule 13D, Sirwart Hovnanian has not effected any transaction in shares of Class A Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2017	/s/ Sirwart Hovnanian
Sirwart Hovnanian

[Schedule 13D/A - Class A Common Stock]